                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                     ML JWH STRATEGIC ALLOCATION FUND L.P.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 2.26% in November to $146.91 per Unit on November 30, 1999 from $143.66 on October 31, 1999.

--------------------------------------------------------------------------------

Set forth below is commentary from John W. Henry & Company, Inc.
(JWH-Registered Trademark-) about the Fund's November performance. Sector performance figures are calculated by Merrill Lynch Investment Partners Inc.

                             JWH MARKET COMMENTARY

AGRICULTURE (+0.90%): Overall, grains and softs were profitable. Coffee prices surged amid worries of a long drought in Brazil's coffee belt and risk of drought damage to the 2000-01 crop.

CURRENCIES (+4.41%): Positions in the Japanese yen were profitable as the prospect of continued economic recovery boosted share prices in Japan and the yen appreciated against the dollar. Profits in the euro resulted after weaker than expected retail and industrial output from Germany drove the euro lower against most major currencies and the ECB indicated the bank was not likely to intervene on behalf of the single currency. Positions in the Swiss franc also posted gains.

ENERGIES (+1.94%): A rapid reduction in world crude inventories brought on by OPEC production cuts and strong fourth quarter oil demand pushed crude prices to reach the highest levels since the Gulf War.

STOCK INDICES (-0.44%): Positions in stock indices were slightly unprofitable as losses in the All Ordinaries Index more than offset gains in the Nikkei 225 Index.

INTEREST RATES (-3.74%): Positions in interest rates were mostly unprofitable on both the long and short-end of the yield curve. Bond markets were bearish after the Fed raised rates and investors were concerned over future US rate hikes. European markets saw bond yields rise as recovery in the euro-zone's economy continued.

METALS (-0.47%): Precious and base metals were unprofitable for the month. Positions in gold suffered losses when gold futures prices fell amid tepid bidding and low demand at the third of five scheduled Bank of England gold auctions.

--------------------------------------------------------------------------------
                          SUMMARY OF FUND PERFORMANCE

            ---------------------------------------------------------
            ---------------------------------------------------------
               November               1999           Since Inception
                                  Year-to-Date      (July 15, 1996)
            ---------------------------------------------------------
                +2.26%              -4.81%              +46.91%
            ---------------------------------------------------------
            ---------------------------------------------------------

--------------------------------------------------------------------------------


                               SPECIAL REMINDER

As tax season approaches and Merrill Lynch Investment Partners Inc. (MLIP) prepares for distribution of the Fund's tax information for 1999 on Schedule K-1, investors should take steps to confirm that MLIP has their current address. Please notify MLIP in writing of any recent or impending change of address by notice mailed to Merrill Lynch Investment Partners Inc., 800 Scudders Mill Road, Section 2G, Plainsboro, New Jersey 08536. Attention:
Mr. Winston Clinton. Thank you.

MLIP plans to mail Schedule K-1s to investors in February 2000.


[LOGO]                                                             NOVEMBER 1999
                                                                         JWHSDOM

                     ML JWH STRATEGIC ALLOCATION FUND L.P.
                              FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999


                              STATEMENT OF CHANGES
                               IN NET ASSET VALUE
                                  (UNAUDITED)

Net Asset Value (2,454,974 Units) at
 October 31, 1999                                   $352,685,539
Plus Additions of 49,263 Units                         7,077,123
Net Income/(Loss) for November 1999                    8,130,979
Less Redemptions of 61,835 Units                      (9,084,180)
Net Asset Value (2,442,402 Units) at                -------------
 November 30, 1999                                  $358,809,461
                                                    -------------
                                                    -------------
Net Asset Value per Unit at
 November 30, 1999                                  $     146.91
                                                    -------------
                                                    -------------


                            STATEMENT OF INCOME/(LOSS)
                                  (UNAUDITED)

                                                      November
                                                      --------
Revenues:
 Realized Profit/(Loss)                             $(11,437,661)
 Change in Unrealized Profit/(Loss)                   20,597,430
                                                    -------------
Total Trading Results                                  9,159,769
 Interest Income                                       1,484,902
                                                    -------------
Total Revenues                                        10,644,670
                                                    -------------

Expenses:
 Brokerage Commissions                              $  2,393,026
 Administrative Fees                                      77,195
 Ongoing Offering Expense                                 21,755
                                                    -------------
Total Expenses                                         2,491,976
                                                    -------------

Net Income/(Loss) Before Minority Interest             8,152,695
Minority Interest                                         (3,268)
Special Profit Share Allocation                          (18,448)
                                                    -------------
Net Income/(Loss)                                   $  8,130,979
                                                    -------------
                                                    -------------



To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.


                                       /s/Michael Pungello
                                       Michael Pungello
                                       Chief Financial Officer
                                       MERRILL LYNCH INVESTMENT PARTNERS INC.


--------------------------------------------------------------------------------

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.



Please notify the following of any address changes:
MERRILL LYNCH INVESTMENT PARTNERS INC.
Princeton Corporate Campus
800 Scudders Mill Road, Section 2G
Plainsboro, New Jersey 08536

                                                                         JWHSDOM